Exhibit 99.27

F3 Announces Closing of Private Placement for Aggregate Gross Proceeds of C$8 Million

Kelowna, British Columbia--(Newsfile Corp. - October 31, 2024) - F3 Uranium Corp. (TSXV: FUU) (OTC Pink: FUUFF) (“F3 Uranium” or the “Company”) is pleased to announce the closing of its previously announced “bought deal” private placement (the “Offering”) for aggregate gross proceeds of C$8,000,000, which includes the full exercise of the Underwriters’ over-allotment option. Under the Offering, the Company sold 7,500,000 federal flow-through units of the Company (the “FFT Units”) at a price of C$0.375 per FFT Unit and 12,500,000 Saskatchewan flow-through units of the Company (the “SFT Units”, and together with the FFT Units, the “FT Units”) at a price of C$0.415 per SFT Unit, for an aggregate of 20,000,000 FT Units at a blended price of C$0.40 per FT Unit.

Red Cloud Securities Inc. acted as lead underwriter and sole bookrunner on behalf of a syndicate of underwriters that included Canaccord Genuity Corp., Haywood Securities Inc., SCP Resource Finance LP and Eight Capital (collectively, the “Underwriters”).

Each FT Unit consists of one common share of the Company (each, a “Common Share”) issued as a “flow-through share” within the meaning of subsection 66(15) of the Income Tax Act (Canada) (each, a “FT Share”) and one half of one Common Share purchase warrant (each whole warrant, a “Warrant”). Each whole Warrant shall entitle the holder to purchase one Common Share (each, a “Warrant Share”) at a price of C$0.40 at any time on or before October 31, 2026.

A total of 12,500,000 FT Units under the Offering (the “LIFE Units”), representing gross proceeds of C$5,000,000, were offered by way of the “listed issuer financing” exemption under Part 5A under National Instrument 45-106 - Prospectus Exemptions (“NI 45-106”) in all the provinces of Canada except for Quebec (the “Selling Jurisdictions”). The FT Shares and Warrant Shares issuable pursuant to the sale of the LIFE Units are immediately freely tradeable under applicable Canadian securities legislation if sold to purchasers’ resident in Canada. The remaining 7,500,000 FT Units sold under the Offering (the “Non-LIFE Units”) were offered by way of the “accredited investor” and “minimum amount investment” exemptions under NI 45-106 in the Selling Jurisdictions. The FT Shares and Warrant Shares issuable from the sale of the Non-LIFE Units are subject to a restricted period in Canada ending on March 1, 2025.

In connection with the Offering, the Company paid to the Underwriters an aggregate cash commission of C$431,860, equal to 5.5% of the gross proceeds raised in respect of the Offering (except for gross proceeds raised from the sale of FT Units sold to purchasers on a president’s list (the “President’s List”), which were subject to a reduced 2.75% cash commission). The Company also issued to the Underwriters a total of 1,079,650 warrants of the Company (the “Broker Warrants”), equal to 5.5% of the number of FT Units sold pursuant to the Offering (except for those FT Units sold to purchasers on the President’s List, which were subject to a reduced number of Broker Warrants equal to 2.75%). Each Broker Warrant entitles the holder thereof to purchase one Common Share at a price of C$0.32 at any time on or before October 31, 2026.

The proceeds of the Offering will be used by the Company to fund exploration of the Company’s projects in the Athabasca Basin. The Offering remains subject to the final approval of the TSX Venture Exchange.

About F3 Uranium Corp.

F3 Uranium is a uranium exploration company advancing its newly discovered high-grade JR Zone and exploring for additional mineralized zones on its 100%-owned Patterson Lake North (PLN) Project in the southwest Athabasca Basin. PLN is accessed by Provincial Highway 955, which transects the property, and the new JR Zone discovery is located ~25km northwest of Fission Uranium’s Triple R and NexGen Energy’s Arrow high-grade uranium deposits. This area is poised to become the next major area of development for new uranium operations in northern Saskatchewan. The PLN project is comprised of the PLN, Minto and Broach properties. The Broach property incorporates the former PW property which was obtained from CanAlaska as a result of a property swap.

The TSX Venture Exchange and the Canadian Securities Exchange have not reviewed, approved or disapproved the contents of this press release, and do not accept responsibility for the adequacy or accuracy of this release.

F3 Uranium Corp.
750-1620 Dickson Avenue
Kelowna, BC V1Y9Y2

Contact Information
Investor Relations
Telephone: 778 484 8030
Email: ir@f3uranium.com

ON BEHALF OF THE BOARD
“Dev Randhawa”
Dev Randhawa, CEO

Cautionary Statement: F3 Uranium Corp.

This press release contains “forward-looking information” within the meaning of applicable Canadian and United States securities laws, which is based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. The forward-looking information included in this press release are made only as of the date of this press release. Such forward-looking statements and forward-looking information include, but are not limited to, statements concerning the Company’s expectations with respect to the Offering and the use of proceeds of the Offering. Forward-looking statements or forward-looking information relate to future events and future performance and include statements regarding the expectations and beliefs of management based on information currently available to the Company. Such forward-looking statements and forward-looking information often, but not always, can be identified by the use of words such as “plans”, “expects”, “potential”, “is expected”, “anticipated”, “is targeted”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements or forward-looking information are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements or forward-looking information, including, without limitation, risks and uncertainties relating to: general business and economic conditions; regulatory approval for the Offering; changes in commodity prices; the supply and demand for, deliveries of, and the level and volatility of the price of uranium and other metals; changes in project parameters as exploration plans continue to be refined; costs of exploration including labour and equipment costs; risks and uncertainties related to the ability to obtain or maintain necessary licenses, permits or surface rights; changes in credit market conditions and conditions in financial markets generally; the ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors; the impact of value of the Canadian dollar and U.S. dollar, foreign exchange rates on costs and financial results; market competition; exploration results not being consistent with the Company’s expectations; changes in taxation rates or policies; technical difficulties in connection with mining activities; changes in environmental regulation; environmental compliance issues; and other risks of the mining industry. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that could cause results not to be as anticipated, estimated or intended. For more information on the Company and the risks and challenges of its business, investors should review the Company’s annual filings that are available at www.sedarplus.ca. The forward-looking statements included in this press release are made as of the date of this press release and F3 Uranium Corp. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities legislation.

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